Thomas J. Kenan

Attorney at Law	tkenan32@gmail.com

January 7, 2011

Mr. Brian Bhandari, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC   20549

ATTENTION TIA JENKINS
Senior Assistant Chief Accountant

Re:	Sooner Holdings, Inc.
Form 10-K for the fiscal year ended September 30, 2010
Filed December 23, 2010
File No. 000-18344

Dear Mr. Bhandari:

With regard to your letter of December 29, 2010 relating to the above-referenced filing of Sooner Holdings, Inc., I am filing Amendment No. 1 to Form 10-K Annual Report 09-30-10 that responds to your comments and attach to this letter a marked copy of the amended annual report that highlights each amendment made.  The following describes the specific responses made to your comments:

Item 9A(T).  Controls and Procedures, page 21

1.           Please revise to provide the disclosures required by Items 308(a)(1), 308(a)(2) and 308(a)(4) of Regulation S-K.

Response:  The disclosures required by Items 308(a)(1), 308(a)(2) and 308(a)(4) of Regulation S-K are now included in Item 9A on page 21 and Exhibits 31.1, 31.2, 32.1 and 32.2.

I enclose a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3121 Buffalo Speedway #2108, Houston, TX   77098
832-460-7968   ║  Fax 405-232-8384

Securities and Exchange Commission
January 7, 2011

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me regarding any questions concerning the above.  If there are questions or matters that could be resolved more effectively by telephone, please call me at 832-460-7968 or 281-733-1884.
Sincerely,

/s/ Thomas J. Kenan

Thomas J. Kenan

Enclosure

Copy:	R.C. Cunningham II, President (w/enclosure)
John Ogilbee, CPA (w/enclosure)
Kevin Fosbenner, CPA (w/enclosure)